October 2, 2024

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
744 S Val Vista, Suite 213
Mesa, AZ

       Re: Iveda Solutions, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 19, 2024
           File No. 001-41345
Dear David Ly:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Peter Campitiello